SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 16th, February 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                         (Registrant)

Date February 16, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION Suite 1250, 155 University Avenue Toronto / Ontario M5H 3B7 Tel: (416) 777-0013 Fax: (416) 777-0014 Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Toronto, February 16, 2006

Twin Mining signs Memorandum of Understanding with US Forest Service

Twin Mining Corporation  (TWG:TSX) (“Twin Mining”) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with the US Forest Service (“USFS”) which allows the completion of the Environmental Impact Statement (“EIS”) process, which is a prerequisite to obtaining a mine construction permit and ultimately the building of the Atlanta Gold Mine.

The MOU is a document which outlines the procedures and responsibilities of the USFS and Atlanta Gold Corporation (“AGC”), a wholly owned subsidiary of Twin Mining, for the preparation of the EIS.

Twin Mining, its consultants and Tetra Tech, Inc., the US Forest Service’s third party EIS contractor, have accomplished a milestone in the development of the 100,000 oz / year Atlanta Gold Mine. After nearly 25 months, the baseline environmental studies have been substantially completed. These studies are needed to prepare the next key document in the EIS process, the Draft EIS. The studies have characterized the aquatic life, wildlife, soils, wetlands, meteorology, cultural resources, vegetation conditions and transportation plan for the proposed project area.

Amongst others, detailed fisheries characterizations have been carried out including underwater observation of fish in the streams and creeks of the project area. Twin Mining’s consultants also worked closely with Forest Service biologists to prepare a state-of-the art assessment of aquatic pre-mining habitat conditions. This data will also allow documentation of the effects of historic mine drainage.

Twin Mining is pleased with the high quality results produced by a team consisting of its Atlanta Gold environmental group, including Bruce Thorndycraft and Pat Maley (our former environmental manager), Tetra Tech’s Project Manager Ronald Rimelman, and the very capable experts provided by the USFS and all Federal and State agencies that are participating in the National Environmental Policy Act analysis and all related permitting activities for the project.

Atlanta Gold and Twin Mining are socially and environmentally responsible companies dedicated to acquiring, exploring and developing high quality mineral properties.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                          Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   or  Toll Free: 1 866 857 7522

          Fax: (604) 408.7528  E-mail: anwarbad@hotmail.com